UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                             RAVEN INDUSTRIES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                   754212-10-8
                                 (CUSIP Number)


                                DECEMBER 31, 2000
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

         [ ]     Rule 13d-1(b)
         [ ]     Rule 13d-1(c)
         [x]     Rule 13d-1(d)

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

-------------------------------                  -------------------------------
Cusip No. 754212-10-8                            Page 2 of 5 pages
-------------------------------                  -------------------------------

-------- -----------------------------------------------------------------------
1        Name of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         DAVID A. CHRISTENSEN
-------- -----------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group                (a) [ ]
                                                                         (b) [X]
-------- -----------------------------------------------------------------------
3        SEC Use Only

-------- -----------------------------------------------------------------------
4        Citizenship or Place of Organization

         United States of America
-------- -----------------------------------------------------------------------

                         5        Sole Voting Power

     Number of                    174,699
                         -------- ----------------------------------------------
       Shares
                         6        Shared Voting Power
    beneficially
                                  0
       owned             -------- ----------------------------------------------

      by each            7        Sole Dispositive Power

     reporting                    174,699
                         -------- ----------------------------------------------
    person with:
                         8        Shared Dispositive Power

                                  0
-------- -----------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person

         216,721 Shares
-------- -----------------------------------------------------------------------
10       Check Box if the Aggregate amount in Row (9) Excludes Certain Shares*
                                                                             [ ]
-------- -----------------------------------------------------------------------
11       Percent of Class Represented by Amount in Row (9)

         6.8%
-------- -----------------------------------------------------------------------
12       Type of Reporting Person*

         IN
-------- -----------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)    Name of Issuer: Raven Industries, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices: P.O. Box 5107, Sioux Falls, SD 57117-5107

Item 2(a)    Name of Person Filing: David A. Christensen

Item 2(b)    Address of Principal Business Office or, if None, Residence:
                   P.O. Box 5107, Sioux Falls, SD 57117-5107

Item 2(c)    Citizenship: United States of America

Item 2(d)    Title of Class of Securities: Common Stock, $1.00 Par value

Item 2(e)    CUSIP Number: 754212-10-8


Item 3.  If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), Check Whether the Person Filing is a:

       (a)  [ ] Broker or dealer registered under Section 15 of the Exchange
                Act.

       (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

       (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

       (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

       (e)  [ ] An investment adviser in accordance with Rule
                13d-1(b)(1)(ii)(E);

       (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

       (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

       (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

       (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

       (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

       If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.  Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)  Amount beneficially owned: 216,721 shares (includes vested options to purchase 31,250 shares and 42,022
                                         shares held by wife)

         (b)  Percent of class:          6.8%

         (c)  Number of shares as to which such person has:

              (i)    Sole power to vote or to direct the vote: 174,699

              (ii)   Shared power to vote or to direct the vote: 0

              (iii)  Sole power to dispose or to direct the disposition of:
                     174,699

              (iv)   Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent of Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certifications.

         (a)  Not applicable.

         (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   January 15, 2001


                                              /s/ David A. Christensen
                                       -----------------------------------------
                                              David A. Christensen


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